[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 17, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. William H. Dorton

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Cadence Bancorporation

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted January 30, 2017

CIK No. 0001614184

Dear Mr. Dorton:

On behalf of Cadence Bancorporation, a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 24, 2017 (the “Comment Letter”) relating to the above-referenced draft submission (the “Confidential Submission”). The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR, and five courtesy copies of the Registration Statement marked to show changes to the Confidential Submission are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Registration Statement in the marked copy.

Mr. William H. Dorton

March 17, 2017

Prospectus Summary, page 1

1.	Please revise to disclose that you will effect a pro rata stock split prior to the offering as described starting on page 70. Please also revise the share information throughout the prospectus to account for the effect of the stock split.

Response: In response to the Staff’s Comment, page 1 of the Registration Statement has been revised to disclose that the Company will effect a pro rata stock split prior to the offering, as described elsewhere in the Registration Statement. The Company expects to determine the stock split ratio and revise the share information throughout the prospectus to account for the effect of the stock split in the next amendment to the Registration Statement.

Company Overview, page 1

2.	Please revise to include your total stockholders’ equity as of September 30, 2016.

Response: In response to the Staff’s Comment, pages 1, 79 and 148 of the Registration Statement have been revised to include the Company’s shareholder’s equity as of December 31, 2016, the most recent date as of which a balance sheet of the registrant is included in the Registration Statement.

Business Segments

Banking Segment, page 1

3.	Please revise this section and your discussion of funding sources throughout the prospectus to disclose the extent to which you rely on brokered deposits as a source of funding.

Response: In response to the Staff’s Comment, pages 11, 30, 149, 157 and 158 of the Registration Statement have been revised to disclose the extent to which the Company’s funding sources consist of brokered deposits. The Company further directs the Staff to page 131 of the Registration Statement, which discloses the amounts of the brokered deposits held by the Company as of the dates specified therein.

4.	Please revise this section to include nonaccrual loan totals in each lending segment as of September 30, 2015 in addition to the totals as of September 30, 2016.

Response: In response to the Staff’s Comment, pages 2-4 and 149-151 of the Registration Statement have been revised to include nonaccrual loan totals in each lending business line as of December 31, 2015, the comparable date with respect to the totals as of December 31, 2016, the most recent date as of which a balance sheet of the registrant is included in the Registration Statement.

Mr. William H. Dorton

March 17, 2017

Southeast Markets (Alabama, Florida, Mississippi, Tennessee)

Access to a Large Population and Stable Economy, page 8

5.	To the extent possible, please revise this section to provide more recent figures.

Response: In response to the Staff’s Comment, pages 9 and 155 of the Registration Statement have been revised to provide more recent figures where updated information is currently available.

Clear Path to Run-Rate Earnings and Competitive Return Profile, page 12

6.	Please revise the fourth bullet to disclose the number of branches closed, by state.

Response: In response to the Staff’s Comment, pages 13 and 160 of the Registration Statement have been revised to disclose the number of branches closed or sold, by state, during the period referenced in the fourth bullet.

7.	We note your statement that, excluding your current interest rate hedges, the net interest income benefit that you would receive in a +200bps immediate interest rate shock scenario as of September 30, 2016 would be 10.8%, or $32.8 million. We also note your statement that the current interest rate hedges will begin rolling off at the end of 2017. Finally, we note that you had positions with respect to a notional amount of $1.3 billion in commercial loan interest rate swaps at September 30, 2016. In order for shareholders to put your disclosure in context, please describe whether you plan to continue to enter into interest rate swap and like agreements in order to manage your interest rate risk going forward. Alternatively, either remove the reference to your net interest income benefit excluding your current interest rate hedges, or describe why you believe it to be a useful metric in analyzing your results.

Response: In response to the Staff’s Comment, pages 14, 43, 142 and 161 of the Registration Statement have been revised to indicate that the Company does not currently expect to enter into interest rate swap and like arrangements in order to manage interest rate risk in the near-term. Additionally, pages 14 and 161 of the Registration Statement were revised to explain why the Company believes that net interest income benefit excluding its current interest rate hedges is a useful metric.

Our Controlling Stockholder, page 17

8.	Please revise to provide a discussion of any business conducted by Cadence Bancorp, LLC other than managing you, as well as any assets it holds other than its interests in you. Please also describe the extent of any capital-raising activities in which it has engaged subsequent to its formation.

Response: In response to the Staff’s Comment, page 18 of the Registration Statement has been revised to state that Cadence Bancorp, LLC does not currently conduct any business other than managing the Company and has not engaged in any capital-raising activities subsequent to its formation other than such activities of the Company and its subsidiaries.

Mr. William H. Dorton

March 17, 2017

Class B Non-Voting Stock, page 19

9.	Please revise this section to disclose whether you have any current plans, arrangements or understandings to issue shares your Class B non-voting stock.

Response: In response to the Staff’s Comment, page 20 of the Registration Statement has been revised to disclose that the Company does not currently have any plans, arrangements or understandings to issue shares of its Class B non-voting common stock.

The Offering

Use of Proceeds, page 21

10.	To the extent that you plan to use any material part of the proceeds of the offering to repay debt, please revise your disclosure to comply with Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s Comment, the Company respectfully advises the Staff that the Company currently does not plan to use any material part of the proceeds of the offering to discharge indebtedness.

Risk Factors

The borrowing needs of our clients may increase… , page 30

11.	Please revise this risk factor to quantify the total amount of your unfunded commitments.

Response: In response to the Staff’s Comment, page 30 of the Registration Statement has been revised to quantify the total amount of the Company’s unfunded commitments.

We have a significant deferred tax asset that may not be fully realized in the future, page 37

12.	Please revise this risk factor to describe the implications of Section 382 of the Internal Revenue Code with respect to a portion of your net operating losses.

Response: In response to the Staff’s Comment, page 40 of the Registration Statement has been revised to describe the current limits of the Company’s net operating loss carryforward and the amount of taxable income that the Company will need to generate in the future to fully realize the deferred tax asset.

Mr. William H. Dorton

March 17, 2017

Any future acquisitions will subject us to a variety of risks … , page 45

13.	Please revise this risk factor to disclose whether you have any current plans, arrangements or understandings to pursue any acquisitions.

Response: In response to the Staff’s Comment, pages 18, 43 and 164 of the Registration Statement has been revised to disclose that the Company does not currently have any plans, arrangements or understandings to make any acquisitions in the near-term.

Future equity issuances could result in dilution… , page 63

14.	Please revise this risk factor to disclose whether you have any current plans, arrangements or understandings to issue any shares of your Class A common stock during the next twelve months.

Response: In response to the Staff’s Comment, page 60 of the Registration Statement has been revised to disclose that except for the issuance of equity incentive awards as described therein, the Company generally does not currently have any plans, arrangements or understandings to issue any shares of its Class A common stock during the next twelve months.

Cautionary Note Regarding Forward-Looking Statements, page 66

15.	Please revise to delete references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Response: In response to the Staff’s Comment, page 63 of the Registration Statement has been revised to delete references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Balance Sheet Drivers

Asset Quality, page 86

16.	Please revise this section to quantify your exposures to non-performing loans and assets, including the portion of your loan portfolio comprised of ACI loans.

Response: In response to the Staff’s Comment, page 84 of the Registration Statement has been revised to quantify the Company’s exposures to non-performing loans and assets, including the portion of the Company’s loan portfolio comprised of ACI loans.

Mr. William H. Dorton

March 17, 2017

Board of Directors Upon Completion of the Offering, page 181

17.	Please file written consents for each director as required by Securities Act Rule 438.

Response: The Company respectfully advises the Staff that the directors named in the abovementioned section have been elected as directors of the Company, and consequentially, the Company is not required to file written consents for each director pursuant to Rule 438 promulgated under the Securities Act. In response to the Staff’s Comment, page 172 of the Registration Statement has been revised to clarify the disclosure to this effect.

*            *             *

Mr. William H. Dorton

March 17, 2017

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen

Mark F. Veblen

Enclosure

cc:	Via E-mail

Valerie C. Toalson and Jerry W. Powell (Cadence Bancorporation)